Jeffrey S. Marks, Esq.

9 Chatelaine

Newport Coast, California 92657

(949) 887-8877

August ___, 2020

Via Edgar

Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549-7410

Attn: Sergio Chinos

Re:	Parallel Flight Technologies, Inc. Draft Offering Statement on Form 1-A Submitted June 26, 2020 File No. 024-11247

Dear Mr. Chinos:

This letter is submitted on behalf of our client, Parallel Flight Technologies, Inc. (the “Company”), regarding the Company’s offering statement on Form 1-A, filed June 26, 2020.  The following are the Company’s responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), specified in the Commission’s letter dated July 21, 2020; referencing where appropriate, the revisions made in Amendment No. 1 to the Form 1-A which was filed on or about the date of this letter. For your convenience, we have included each of your comments before each of the Company’s responses, and they correspond to the headings and order of the paragraphs in your letter.  References in this letter to “we,” “our” or “us” mean the Company as the context may require.

Form 1-A filed June 26, 2020

Summary, page 4

1.Comment: Please revise your Summary section to provide a more well-balanced summary discussion of your offering circular. Please consider discussing the challenges that you are currently facing and other material information, such as the fact that you have received a going concern opinion and have not yet produced a product for sale. Also, where you discuss the economic rights of Class B shares, also highlight that holders of those shares will not have voting rights.

Response:  We have revised the offering circular in accordance with the Staff’s comments.

Natural disasters and other events beyond our control could materially adversely affect us., page 8.

2.Comment:  We note your disclosure that "the extent to which COVID-19 may impact [your] financial condition or results of operations is uncertain." Please amend your risk factor disclosure and elsewhere where necessary, to provide more detailed risks related to the COVID-19 pandemic tailored to your specific facts and circumstances. For guidance, see CF Disclosure Guidance: Topic 9 (March 25, 2020).

Response:  We have revised the offering circular in accordance with the Staff’s comments.

The subscription agreement and Certificate of Incorporation include exclusive venue provisions,

3.Comment:  We note your disclosure that your Subscription Agreement's exclusive forum provision will not apply to claims under federal securities laws. Please disclose whether the Certificate of Incorporation's exclusive forum provision applies to claims under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Response:  We have amended our Certificate of Incorporation to exclude claims arising under the federal securities laws from the exclusive venue provision.

Plan of Distribution, page 15

4.Comment:  Please clarify how you are conducting this "best efforts" offering. For example, are your officers and directors conducting the offering or are you relying of WeFunder? If WeFunder is engaged in the offering as placement agent or underwriter, please identify them as such of the cover page. If your officers and directors are conducting the offering, please revise here and the cover page to make that clear and the broker-dealer exemption upon which they intend to rely.

Response:  As reflected in the Amendment, we have moved our offering from WeFunder to StartEngine, which is serving as the broker dealer in the offering.

Management's Discussion and Analysis, page 24

5.Comment:  We note from page F-14 that you have entered into a loan with Santa Cruz County Bank under the Small Business Administration Paycheck Protection Program, pursuant to which the company borrowed $4.1 million. Please disclose the following: (i) how you intend to use the loan proceeds; and (ii) whether you expect the loan to be forgiven. Please revise your risk factor section to disclose any associated risks with the loan, including, but not limited to the risk that all or parts of the loan may not be forgiven.

Response:  The financial statements provide that we have obtained a loan for $33,411.  We have otherwise revised the offering circular in accordance with the Staff’s comments.

Interest of Management and Others in Certain Transactions, page 29

6.Comment:  We note your disclosure that Messrs. Adams and Adams planned to convert their SAFEs into Class A Common Stock in May 2020. Please revise to update accordingly.

Response:  We have revised the offering circular in accordance with the Staff’s comments.

Conversion of Class B shares, page 30

7.Comment:  Please clarify what factors your Board will consider in determining whether to allow conversion of Class B shares. If your Board has the ability to prevent any conversion at any time, please revise to state so directly and discuss the related risks to investors.

Response:  We have revised the offering circular in accordance with the Staff’s comments.

Exhibits

8.Comment:  Please file a revised consent from your auditor that consents to being named in the offering statement. Please also file a revised consent from counsel that includes it consent to be named and to the use of its opinion. Further, the opinion filed with this offering statement refers to a different number of shares than are disclosed on the offering statement cover page. Please reconcile.

Response:  We have file a revised consent from our auditor and legal counsel in accordance with the Staff’s comment.

General

9.Comment:  Please revise the Signatures page to include the second paragraph of text required to appear on that page. Also revise to include typed signatures, as required by Instruction 2 to Signatures of Form 1-A.

Response:  We revised the offering circular in accordance with the Staff’s comments.

The changes reflected in Amendment No. 1 have been made in response to the Staff’s comments and for the purpose of updating and revising certain other information. I hope this response letter and the amendments to the above referenced filing adequately address the issues raised in your comment letter.

If you should require any additional information or clarification, please do not hesitate to contact me at 949-887-8877.

Very truly yours,

/Jeffrey S. Marks/

Jeffrey S. Marks